UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HILAND PARTNERS, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

431291 10 3

(CUSIP Number)

Matthew S. Harrison

205 West Maple, Suite 1100

Enid, Oklahoma 73701

Tel: (580) 242-6040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431291 10 3

1.	Names of Reporting Persons Hiland Holdings GP, LP 76-0828238

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Units

	8.	Shared Voting Power (1) 2,321,471 Common Units

	9.	Sole Dispositive Power 0 Common Units

	10.	Shared Dispositive Power (1) 2,321,471 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (1) 2,321,471 Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.1% of Common Units (2)

14.	Type of Reporting Person (See Instructions) OO – limited partnership

(1)                                            Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and Harold Hamm may be deemed to beneficially own these Common Units.  See Item 3.

(2)                                            Excludes Subordinated Units representing limited partner interests in the Partnership (“Subordinated Units”), which are not registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No. 431291 10 3

1.	Names of Reporting Persons Hiland Partners GP Holdings, LLC 76-0828236

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Units

	8.	Shared Voting Power (1) 2,321,471 Common Units

	9.	Sole Dispositive Power 0 Common Units

	10.	Shared Dispositive Power (1) 2,321,471 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (1) 2,321,471 Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.1% of Common Units (2)

14.	Type of Reporting Person (See Instructions) OO – limited partnership

(1)                                            Hiland Holdings GP, LP is the beneficial owner of these Common Units.  See Item 3.

(2)                                            Excludes Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No. 431291 10 3

1.	Names of Reporting Persons HH GP Holding, LLC EIN: N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Oklahoma, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Units

	8.	Shared Voting Power (1) 2,321,471 Common Units

	9.	Sole Dispositive Power 0 Common Units

	10.	Shared Dispositive Power (1) 2,321,471 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (1) 2,321,471 Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.1% of Common Units (2)

14.	Type of Reporting Person (See Instructions) OO – limited partnership

(1)                                            Hiland Holdings GP, LP is the beneficial owner of these Common Units.  See Item 3.

(2)                                            Excludes Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No. 431291 10 3

1.	Names of Reporting Persons Harold Hamm

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Units

	8.	Shared Voting Power (1) 2,321,471 Common Units

	9.	Sole Dispositive Power 0 Common Units

	10.	Shared Dispositive Power (1) 2,321,471 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (1) 2,321,471 Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.1% of Common Units (2)

14.	Type of Reporting Person (See Instructions) OO – limited partnership

(1)                                            Hiland Holdings GP, LP is the beneficial owner of these Common Units.  See Item 3.

(2)                                            Excludes Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

Item 1.	Security and Issuer

This schedule relates to the common units representing limited partner interests (the “Common Units”) of Hiland Partners, LP, a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 205 West Maple, Suite 1100, Enid, Oklahoma 73701.

Item 2.	Identity and Background

(a)           Name of Persons Filing this Statement:

(1)           Hiland Holdings GP, LP, a limited partnership formed under the laws of the State of Delaware (“Holdings”);

(2)           Hiland Partners GP Holdings, LLC, a limited liability company formed under the laws of the State of Delaware (“Holdings GP”), who is the general partner of Holdings;

(3)           HH GP Holding, LLC, a limited liability company formed under the laws of the State of Oklahoma (“HH GP Holding”), who owns a 97.9% membership interest in Holdings GP; and

(4)           Harold Hamm, (and, together with Holdings, Holdings GP and HH GP Holding, the “Reporting Persons”), who is the sole member of HH GP Holding.

(b)           Principal Business Address and Principal Office Address of Reporting Persons:

(1)           The principal business address and principal office address of Holdings and Holding GP is 205 West Maple, Suite 1100, Enid, Oklahoma 73701; and

(2)           The principal business address and principal office address of HH GP Holding and Harold Hamm is 302 North Independence, Enid, Oklahoma 73702.

(c)           Present Principal Occupation or Principal Business:

(1)           The principal business of Holdings is to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act.

(2)           The principal business of Holdings GP is to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that lawfully may be conducted by a limited liability company organized pursuant to the Delaware Limited Liability Company Act.

(3)           The principal business of HH GP Holding is to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that lawfully may be conducted by a limited liability company organized pursuant to the Oklahoma Limited Liability Company Act.

(4)           The principal business of Harold Hamm is as the Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc. and the Chairman of the Board of Directors of Holdings GP and Hiland Partners GP, LLC, the general partner of the Issuer.

(d)           None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            Each of the natural persons identified in this Item 2 is a U.S. citizen.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a general partner, director or executive officer of Holdings, Holdings GP or HH GP Holding has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the formation and initial public offering of Holdings’, certain parties (collectively, the “Contributing Parties”) entered into a Contribution Agreement, dated May 24, 2006 and amended September 12, 2006, pursuant to which, the Contributing Parties contributed to Holdings all of the membership interests in Hiland Partners GP, LLC, 1,301,471 Common Units of the Issuer and 4,080,000 Subordinated Units of the Issuer. As consideration for this contribution and in accordance with the terms of the Contribution Agreement, Holdings distributed to the Contributing Parties substantially all of the proceeds from its initial public offering that were not used to retire outstanding debt of the general partner of the Issuer and issued to the Contributing Parties an aggregate of 13,550,000 common units and Class B units in Holdings.

Holdings GP serves as the general partner of Holdings and, as such, may be deemed to beneficially own the Common Units held by Holdings.

HH GP Holding owns a 97.9% membership interest in Holdings GP and, as such, may be deemed to beneficially own the Common Units held by Holdings.

Harold Hamm is the sole member of HH GP Holding and, as such, may be deemed to beneficially own the Common Units held by Holdings.

Due to the satisfaction of certain subordination tests described in the Registration Statement on Form S-1 (File No. 333-119908) incorporated herein by reference (the “Registration Statement”), and in the Partnership’s First Amended and Restated Limited Partnership Agreement dated as of February 15, 2005 (incorporated by reference to Exhibit 3.2 of Registrant’s annual report on Form 10-K filed on March 30, 2005), which is incorporated herein by reference (the “Partnership Agreement”), on May 16, 2008, 25% of the subordinated units representing limited partner interests of the Partnership (the “Subordinated Units”) then held by Holdings (or 1,020,000 Subordinated Units) converted into 1,020,000 Common Units.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Units reported herein solely for investment purposes.  The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)        The remaining Subordinated Units owned of record by Holdings are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(b)        None.

(c)        None.

(d)        None.

(e)        None.

(f)         None.

(g)        None.

(h)        None.

(i)         None.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)           (1)           Holdings is the record and beneficial owner of an aggregate of 2,321,471 Common Units and 3,060,000 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement.  These holdings represent 37.1% of the Common Units, 100% of the Subordinated Units and 62.7% of all outstanding Common and Subordinated Units.

(2)           Holdings GP does not directly own any units.  In its capacity as the general partner of Holdings, Holdings GP may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of the aggregate of 2,321,471 Common Units and 3,060,000 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement.  These holdings represent 37.1% of the Common Units, 100% of the Subordinated Units and 62.7% of all outstanding Common and Subordinated Units.

(3)           HH GP Holding does not directly own any units.  In its capacity as the owner of 97.9% of the membership interests of the general partner of Holdings, HH GP Holding may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of the aggregate of 2,321,471 Common Units and 3,060,000 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement.  These holdings represent 37.1% of the Common Units, 100% of the Subordinated Units and 62.7% of all outstanding Common and Subordinated Units.

(4)           Harold Hamm does not directly own any units.  In his capacity as the sole member of the owner of 97.9% of the membership interests of the general partner of Holdings, HH GP Holding may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of the aggregate of 2,321,471 Common Units and 3,060,000 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement.  These holdings represent 37.1% of the Common Units, 100% of the Subordinated Units and 62.7% of all outstanding Common and Subordinated Units.

(5)           Please see the information in Item 2 and Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.

(b)           The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.  The general partner of Holdings, the executive officers and members of the board of directors of Holdings GP, and the sole member of HH GP Holding who are identified in Item 2 and Schedule 1 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Units owned by Holdings, subject to certain exceptions.

(c)           On May 16, 2008, 25% of the then outstanding Subordinated Units converted into Common Units, due to the satisfaction of the conditions described in the Partnership Agreement.  Other than this conversion, which is described in Item 3 hereof, none of the Reporting Persons, or to the Reporting Person’s knowledge, the Listed Persons has effected transactions in the Common Units in the past sixty days.

(d)           The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Item 2 and Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distributions as described in the Partnership Agreement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Common Units issued upon conversion of the Subordinated Units continue to be restricted securities.  Certain transfer restrictions and voting rights of the Reporting Persons are set forth in the Partnership Agreement, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Exhibit 4.1:	First Amended and Restated Limited Partnership Agreement of Hiland Partners, LP (incorporated by reference to Exhibit 3.2 of Registrant’s annual report on Form 10-K filed on March 30, 2005).
Exhibit 10.1:	Registration Statement on Form S-1 for Hiland Partners, LP (File No. 333-119908) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated May 27, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2008	Hiland Holdings GP, LP

	By:	Hiland Partners GP Holdings, LLC,
its general partner

	By:	/s/ Matthew S. Harrison
	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President- Finance and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2008	Hiland Partners GP Holdings, LLC

	By:	/s/ Matthew S. Harrison
	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President- Finance and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2008	HH GP Holding, LLC

	By:	/s/ Harold Hamm
	Name:	Harold Hamm
	Title:	Sole Member

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2008	By:	/s/ Harold Hamm
	Name:	Harold Hamm

EXHIBIT INDEX

Exhibit 4.1:	First Amended and Restated Limited Partnership Agreement of Hiland Partners, LP (incorporated by reference to Exhibit 3.2 of Registrant’s annual report on Form 10-K filed on March 30, 2005).

Exhibit 10.1:	Registration Statement on Form S-1 for Hiland Partners, LP (File No. 333-119908) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated May 27, 2008.

SCHEDULE 1

General Partner of Hiland Holdings GP, LP

Name	Principal Business/Principal Office Address	State of Organization	Principal Occupation / Employment	Amount Beneficially Owned
Hiland Partners GP Holdings, LLC	205 West Maple, Suite 1100, Enid, Oklahoma 73701	Delaware	General Partner of Hiland Holdings GP, LP	Non-economic general partner interest*

*              See Item 5 above.

Board of Directors and Executive Officers of Hiland Partners GP Holdings, LLC

Name	Principal Business/Principal Office Address	Position	Principal Occupation / Employment	Amount Beneficially Owned
Harold Hamm	*	Director and Chairman of the Board	**	2,321,471	****

Joseph L. Griffin	*	President, Chief Executive Officer and Director	**	0

Matthew S. Harrison	*	Vice President-Finance, Chief Financial Officer, Secretary and Director	**	0

Robert Shain	*	Vice President-Operations and Engineering	**	13,000	***

Michael L. Greenwood	*	Director	Managing director of Carnegie Capital LLC	12,291	***

Edward D. Doherty	*	Director	CEO of ANZ Terminals Pty. Ltd.	4,000	***

Rayford T. Reid	*	Director	President of Kentucky Downs Partners, LLC	10,818	***

Shelby E. Odell	*	Director	**	4,000	***

Dr. Cheryl L. Evans	*	Director	Professor at Northwestern Oklahoma State University	0

Dr. Bobby B. Lyle	*	Director	Chairman, President and CEO of Lyco Holdings Incorporated	0

*              The principal business address and principal office address of the executive officers and directors listed above is 205 West Maple, Suite 1100, Enid, Oklahoma 73701.

**           The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of Hiland Partners GP Holdings, LLC.

***         Less than 1%.

****       See Item 5 above.

Sole Member of HH GP Holding, LLC

Name	Principal Business/Principal Office Address	Position	Principal Occupation / Employment	Amount Beneficially Owned
Harold Hamm	302 North Independence, Enid, Oklahoma 73702	Sole Member, President and Sole Director	Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc. and the Chairman of the Board of Directors of Hiland Partners GP Holdings, LLC and Hiland Partners GP, LLC, the general partner of the Hiland Partners, LP	2,321,471	*

*              See Item 5 above.